SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Prudential plc (the Company)

Notification of interests of Directors / PDMRs and connected persons

The Prudential Group Share Incentive Plan (the Plan)

The Prudential Group Share Incentive Plan is an HMRC approved share incentive plan available to all eligible employees including persons discharging managerial responsibilities (PDMRs). Each month the Plan Trustee invests participants’ contributions in the ordinary shares of Prudential plc at the prevailing market price, which are held in the Prudential Group Share Incentive Plan Trust in accordance with the Plan Rules.

The Company was advised on 8 November 2013 of the following purchases on behalf of:

PDMR	Shares Purchased	Share Price	Total holding following notification and total percentage holding following notification
J Hunt	11	£12.52	36,348 ordinary shares of 5p each, less than 0.002%
N A Nicandrou	13	£12.52	302,874 ordinary shares of 5p each, less than 0.02%

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Contact

Jennie Webb, Share Plans Manager, , 020 7548 2027

Stefan Bort, Deputy Group Secretary, 020 7548 2115

Date of notification

11 November 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Stefan Bort
Stefan Bort
Deputy Group Secretary